================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                November 3, 2006

                        BUENAVENTURA MINING COMPANY INC.
                 (Translation of Registrant's Name into English)

                               CARLOS VILLARAN 790
                          SANTA CATALINA, LIMA 13, PERU
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

================================================================================

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 19 to the consolidated financial statements

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Interim unaudited consolidated financial information as of September 30, 2006 and 2005 and for the three and nine-month periods then ended

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 19 to the consolidated financial statements

Report of Independent Auditors

To the Shareholders of Compania de Minas Buenaventura S.A.A.

1. We have reviewed the accompanying consolidated balance sheet of Compania de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of September 30, 2006, the related consolidated statements of income and cash flows for the three-month and nine-month periods ended September 30, 2006 and 2005 and the consolidated statements of changes in shareholders' equity for the nine-months periods then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

2. The financial statements of Minera Yanacocha S.R.L. (an equity accounted affiliated entity in which the Company has a 43.65 percent interest through its subsidiary Compania Minera Condesa S.A.) and of Sociedad Minera Cerro Verde S.A.A. (an equity accounted affiliated entity in which the Company has an 18.50 and 18.235 percent interest as of September 30, 2006 and 2005, respectively), as of September 30, 2006 and 2005 and for the nine-month periods then ended, have been reviewed by other auditors, whose reports have been furnished to us. In the consolidated financial statements of the Company, the Company's investment and share of the net income in Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A., amount to S/2,298.8 million as of September 30, 2006 (S/1,920.1 million as of September 30, 2005) and to S/893.5 million for the nine-month period then ended (S/512.6 million for the nine-month period ended September 30, 2005), respectively.

3. We conducted our review in accordance with applicable auditing standards in Peru for interim reviews. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquire of company personnel and analytical procedures applied to consolidated financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express such an opinion on the accompanying financial statements.

4. Based on our review and on the limited reports of the auditors of Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A., we are not aware of any material modification that should be made to the accompanying consolidated financial statements referred above to be in conformity with generally accepted accounting principles in Peru.

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 19 to the consolidated financial statements

Report of Independent Auditors (continued)

5. We have previously audited, in accordance with generally accepted auditing standards in Peru, the accompanying consolidated balance sheet of Compania de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. Our report dated February 17, 2006 expressed an unqualified opinion on those consolidated financial statements.

Countersigned by:


------------------------
Victor Burga
C.P.C. Register No.14859

Lima, Peru
October 17, 2006

Translation of consolidated financial statements originally issued in Spanish - See Note 19

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2005 (audited) and September 30, 2006 (unaudited)

                                                       NOTE         2005         2006         2006
                                                    ----------   ----------   ----------   ----------
                                                                   S/(000)      S/(000)     US$(000)
                                                                                            (Note 4)
ASSETS

CURRENT ASSETS

Cash and cash equivalents                                    5      332,102      728,320      224,100

Gold Certificates                                            6            -      193,218       59,452

Short term financial investments                             7       52,884      225,952       69,523

Trade accounts receivable                                            93,354      141,939       43,674

Other accounts receivable, net                                       19,089       15,733        4,841

Accounts receivable from affiliates                         14       66,038       46,462       14,296

Inventories, net                                                     94,377      101,339       31,181

Current portion of prepaid tax and expenses                          43,182       44,227       13,607
                                                                 ----------   ----------   ----------
Total current assets                                                701,026    1,497,190      460,674

Long - term accounts receivable                                       5,044        4,938        1,519

Prepaid tax and expenses                                             12,405       17,235        5,303

Investments in shares                                        8    2,502,267    2,591,844      797,490

Property, plant and equipment, net                           9      583,281      694,283      213,626

Development costs, net                                              163,924      201,591       62,028

Other assets, net                                                     5,303        4,630        1,425

Deferred income tax and workers' profit sharing
  asset, net                                                12      308,091      372,811      114,711
                                                                 ----------   ----------   ----------
Total assets                                                      4,281,341    5,384,522    1,656,776
                                                                 ==========   ==========   ==========

                                                       NOTE         2005         2006         2006
                                                    ----------   ----------   ----------   ----------
                                                                   S/(000)      S/(000)     US$(000)
                                                                                            (Note 4)
LIABILITIES AND SHAREHOLDERS' EQUITY, NET

CURRENT LIABILITIES

Bank loans                                                  10       26,229       48,750       15,000
Trade accounts payable                                               53,089       65,825       20,254
Other current liabilities                                           204,596      284,019       87,390
Derivative instruments                                      16       59,138            -            -
Current portion of long-term debt                                     1,631        1,844          568
Deferred income from sale of future production              16      107,079      152,172       46,822
                                                                 ----------   ----------   ----------
Total current liabilities                                           451,762      552,610      170,034

Other long-term liabilities                                          96,852      149,911       46,126
Derivative instruments                                      16      168,017            -            -
Long-term debt                                                        1,367          655          202
Deferred income from sale of future production              16      613,791      699,447      215,214
                                                                 ----------   ----------   ----------
Total liabilities                                                 1,331,789    1,402,623      431,576
                                                                 ----------   ----------   ----------
Shareholders' equity, net                                   11
Capital stock, net of treasury shares of
   S/49,659,000                                                     596,755      596,755      183,617
Investment shares, net of treasury shares of
   S/127,000                                                          1,622        1,622          499
Additional capital                                                  609,734      609,734      187,610
Legal reserve                                                       129,276      129,276       39,777
Other reserves                                                          923          923          284
Retained earnings                                                 1,598,717    2,644,645      813,737
Cumulative translation loss                                         (67,962)    (189,255)     (58,232)
Cumulative unrealized gain on investments carried
   at fair value                                                        240        4,437        1,365
                                                                 ----------   ----------   ----------
                                                                  2,869,305    3,798,137    1,168,657
                                                                 ----------   ----------   ----------
Minority interest                                                    80,247      183,762       56,542
                                                                 ----------   ----------   ----------
Total shareholders' equity, net                                   2,949,552    3,981,899    1,225,199
                                                                 ----------   ----------   ----------
Total liabilities and shareholders' equity, net                   4,281,341    5,384,522    1,656,775
                                                                 ==========   ==========   ==========

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of consolidated financial statements originally issued in Spanish - See Note 19

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Consolidated Statements of Income (unaudited)
For the three-month and nine-month periods ended September 30, 2005 and 2006

                                                     FOR THE THREE-MONTH                            FOR THE NINE-MONTH
                                                  PERIODS ENDED SEPTEMBER 30                    PERIODS ENDED SEPTEMBER 30
                                       --------------------------------------------    --------------------------------------------
                                           2005            2006            2006            2005            2006            2006
                                       ------------    ------------    ------------    ------------    ------------    ------------
                                          S/(000)         S/(000)        US$(000)         S/(000)         S/(000)         US$(000)
                                                                         (Note 4)                                         (Note 4)
OPERATING REVENUES
Net sales, note 13                          209,818         396,723         122,068         661,475       1,211,402         372,739
Realized income from sale of future
  production, note 16                        23,602          42,720          13,145          65,283         128,162          39,434
Royalties income, note 14(b)                 34,622          36,221          11,145          98,546         129,030          39,702
                                       ------------    ------------    ------------    ------------    ------------    ------------
Total revenues                              268,042         475,664         146,358         825,304       1,468,594         451,875
                                       ------------    ------------    ------------    ------------    ------------    ------------
COSTS OF OPERATION

Operating costs, note 13                     78,042         107,271          33,006         252,796         356,097         109,568
Exploration and development costs in
  operational mining sites                   32,243          46,082          14,179          94,632         126,466          38,913
Depreciation and amortization                20,825          21,713           6,681          59,302          65,711          20,219
                                       ------------    ------------    ------------    ------------    ------------    ------------
Total costs of operation                    131,110         175,066          53,866         406,730         548,274         168,700
                                       ------------    ------------    ------------    ------------    ------------    ------------
Gross margin                                136,932         300,598          92,492         418,574         920,320         283,175
                                       ------------    ------------    ------------    ------------    ------------    ------------
OPERATING EXPENSES

General and administrative                   33,926          27,352           8,417          74,179          83,958          25,833
Exploration costs in non-operational
  mining sites                               22,368          27,911           8,587          63,159          79,682          24,518
Royalties to third parties                    5,432          11,445           3,522          18,591          33,328          10,255
Royalties to Peruvian Government              4,723           9,391           2,890           8,415          19,972           6,145
Selling                                       4,133           4,684           1,441          11,307          14,084           4,334
                                       ------------    ------------    ------------    ------------    ------------    ------------
Total operating expenses                     70,582          80,783          24,857         175,651         231,024          71,085
                                       ------------    ------------    ------------    ------------    ------------    ------------
Operating income                             66,350         219,815          67,635         242,923         689,296         212,090
                                       ------------    ------------    ------------    ------------    ------------    ------------
OTHER INCOME (EXPENSES), NET
Share in affiliated companies, note
  8(b)                                      185,807         210,682          64,824         499,841         888,079         273,255
Loss from change in the fair value
  of derivative instruments                 (39,814)           (286)            (88)        (28,373)        (44,372)        (13,653)
Interest income                               2,266           7,208           2,218          11,002          12,003           3,693
Exchange difference gain (loss)               2,118          (4,708)         (1,449)             39         (26,931)         (8,286)
Interest expenses                            (1,481)         (1,798)           (553)         (4,422)         (4,876)         (1,500)
Loss from change in the market value
  of gold certificates, note 6                    -          (5,734)         (1,764)              -         (28,161)         (8,665)
Other, net, note 9                           (8,164)        (29,854)         (9,185)        (16,980)        (25,081)         (7,717)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Total other income, net                     140,732         175,510          54,003         461,107         770,661         237,127
                                       ------------    ------------    ------------    ------------    ------------    ------------
Income before workers' profit
  sharing, income tax and minority
  interest                                  207,082         395,325         121,638         704,030       1,459,957         449,217
Workers' profit sharing, note 12             (3,786)        (12,701)         (3,908)         (2,024)        (24,488)         (7,535)
Income tax, note 12                         (25,282)        (55,337)        (17,026)        (36,784)       (124,046)        (38,167)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Net income before minority interest         178,014         327,287         100,704         665,222       1,311,423         403,515
Minority interest                           (12,430)        (59,631)        (18,348)        (32,268)       (173,742)        (53,459)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Net income                                  165,584         267,656          82,356         632,954       1,137,681         350,056
                                       ============    ============    ============    ============    ============    ============
Basic and diluted earnings per
  share, of Compania de Minas
  Buenaventura S.A.A., stated in
  Peruvian Nuevos Soles and U.S.
  dollars                                      1.30            2.10            0.65            4.97            8.94            2.75
                                       ============    ============    ============    ============    ============    ============
Weighted average number of shares
  outstanding                           127,227,719     127,221,164     127,221,164     127,227,719     127,221,164     127,221,164
                                       ============    ============    ============    ============    ============    ============

The accompanying notes are an integral part of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - See Note 19

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity (unaudited) For the nine-month period ended September 30, 2005 and 2006

                                                                         SHAREHOLDERS' EQUITY OF BUENAVENTURA
                                                    -------------------------------------------------------------------------------
                                                      CAPITAL STOCK, NET OF
                                                         TREASURY SHARES
                                                    -------------------------
                                                     NUMBER OF      COMMON      INVESTMENT     ADDITIONAL       LEGAL       OTHER
                                                      SHARES        SHARES        SHARES         CAPITAL       RESERVE     RESERVES
                                                    -----------   -----------   -----------    -----------    ---------   ---------
                                                                    S/(000)       S/(000)        S/(000)       S/(000)      S/(000)
Balance as of January 1st, 2005 before changes      126,879,832       596,755         1,683        610,659      129,276         923
Cumulative loss of change in accounting principle
   due to deferred stripping cost in El Brocal,
   note 11(b)                                                 -             -             -              -            -           -
Gain (loss) from recognizing Cerro Verde's
   investment under the equity method, carried
   previously at its fair value, note 11(b)                   -             -             -              -            -           -
                                                    -----------   -----------   -----------    -----------    ---------   ---------
Balance as of January 1st, 2005 after changes       126,879,832       596,755         1,683        610,659      129,276         923
Declared and paid dividends, note 11(a)                       -             -             -              -            -           -
Realized revenue from sale of future production
   of Brocal subsidiary                                       -             -             -              -            -           -
Capitalization of accounts payable to minority
   interest shareholders in Minera Minasnioc
   S.A.C                                                      -             -             -              -            -           -
Purchase of investment shares by subsidiary                   -             -           (61)          (925)           -           -
Cumulative loss for translation of investment in
   affiliates                                                 -             -             -              -            -           -
Others                                                        -             -             -              -            -           -
Net income                                                    -             -             -              -            -           -
                                                    -----------   -----------   -----------    -----------    ---------   ---------
Balance as of September 30, 2005                    126,879,832       596,755         1,622        609,734      129,276         923
                                                    ===========   ===========   ===========    ===========    =========   =========

Balance as of January 1st, 2006                     126,879,832       596,755         1,622        609,734      129,276         923
Declared and paid dividends, note 11(a)                       -             -             -              -            -           -
Investments in shares maintained at fair value                -             -             -              -            -           -
Financial investments maintained at fair value,
   note 7(a)                                                  -             -             -              -            -           -
Dissolution of minority interest in Minas
   Poracota S.A. and Inminsur S.A                             -             -             -              -            -           -
Declared dividends to minority interest
   shareholder by El Brocal                                   -             -             -              -            -           -
Cumulative loss for translation of investment in
   affiliates note 8(a)                                       -             -             -              -            -           -
Net income                                                    -             -             -              -            -           -
                                                    -----------   -----------   -----------    -----------    ---------   ---------
Balance as of September 30, 2006                    126,879,832       596,755         1,622        609,734      129,276         923
                                                    ===========   ===========   ===========    ===========    =========   =========

                                                                       SHAREHOLDERS' EQUITY OF BUENAVENTURA
                                                    --------------------------------------------------------------------------
                                                                                   CUMULATIVE
                                                                                   UNREALIZED       DEFERRED
                                                                                    GAIN ON       INCOME FROM
                                                      RETAINED      CUMULATIVE     INVESTMENTS   SALE OF FUTURE
                                                      EARNINGS      TRANSLATION    CARRIED AT    PRODUCTION OF
                                                       S/(000)         LOSS        FAIR VALUE      SUBSIDIARY         TOTAL
                                                    ------------   ------------   ------------   --------------   ------------
                                                                      S/(000)        S/(000)        S/(000)          S/(000)
Balance as of January 1st, 2005 before changes           734,059       (148,513)       256,331           (1,040)     2,180,133
Cumulative loss of change in accounting principle
   due to deferred stripping cost in El Brocal,
   note 11(b)                                            (10,416)             -              -                -        (10,416)
Gain (loss) from recognizing Cerro Verde's
   investment under the equity method, carried
   previously at its fair value, note 11(b)               75,680        (10,348)      (256,043)               -       (190,711)
                                                    ------------   ------------   ------------   --------------   ------------
Balance as of January 1st, 2005 after changes            799,323       (158,861)           288           (1,040)     1,979,006
Declared and paid dividends, note 11(a)                  (74,388)             -              -                -        (74,388)
Realized revenue from sale of future production
   of Brocal subsidiary                                        -              -              -            1,040          1,040
Capitalization of accounts payable to minority
   interest shareholders in Minera Minasnioc
   S.A.C                                                       -              -              -                -              -
Purchase of investment shares by subsidiary                    -              -              -                -           (986)
Cumulative loss for translation of investment in
   affiliates                                                  -         29,812              -                -         29,812
Others                                                         -              -              -                -              -
Net income                                               632,954              -              -                -        632,954
                                                    ------------   ------------   ------------   --------------   ------------
Balance as of September 30, 2005                       1,357,889       (129,049)           288                -      2,567,438
                                                    ============   ============   ============   ==============   ============

Balance as of January 1st, 2006                        1,598,717        (67,962)           240                -      2,869,305
Declared and paid dividends, note 11(a)                  (91,753)             -              -                -        (91,753)
Investments in shares maintained at fair value                 -              -             32                -             32
Financial investments maintained at fair value,
   note 7(a)                                                   -              -          4,165                -          4,165
Dissolution of minority interest in Minas
   Poracota S.A. and Inminsur S.A                              -              -              -                -              -
Declared dividends to minority interest
   shareholder by El Brocal                                    -              -              -                -              -
Cumulative loss for translation of investment in
   affiliates note 8(a)                                        -       (121,293)             -                -       (121,293)
Net income                                             1,137,681              -              -                -      1,137,681
                                                    ------------   ------------   ------------   --------------   ------------
Balance as of September 30, 2006                       2,644,645       (189,255)         4,437                -      3,798,137
                                                    ============   ============   ============   ==============   ============

                                                                          TOTAL
                                                       MINORITY       SHAREHOLDERS'
                                                       INTEREST          EQUITY
                                                    --------------    -------------
                                                        S/(000)         S/(000)
Balance as of January 1st, 2005 before changes              40,663        2,220,796
Cumulative loss of change in accounting principle
   due to deferred stripping cost in El Brocal,
   note 11(b)                                                    -          (10,416)
Gain (loss) from recognizing Cerro Verde's
   investment under the equity method, carried
   previously at its fair value, note 11(b)                      -         (190,711)
                                                    --------------    -------------
Balance as of January 1st, 2005 after changes               40,663        2,019,669
Declared and paid dividends, note 11(a)                    (26,841)        (101,229)
Realized revenue from sale of future production
   of Brocal subsidiary                                      1,584            2,624
Capitalization of accounts payable to minority
   interest shareholders in Minera Minasnioc
   S.A.C                                                     2,568            2,568
Purchase of investment shares by subsidiary                      -             (986)
Cumulative loss for translation of investment in
   affiliates                                                    -           29,812
Others                                                        (715)            (715)
Net income                                                  32,268          665,222
                                                    --------------    -------------
Balance as of September 30, 2005                            49,527        2,616,965
                                                    ==============    =============

Balance as of January 1st, 2006                             80,247        2,949,552
Declared and paid dividends, note 11(a)                    (39,587)        (131,340)
Investments in shares maintained at fair value                   -               32
Financial investments maintained at fair value,
   note 7(a)                                                     -            4,165
Dissolution of minority interest in Minas
   Poracota S.A. and Inminsur S.A                          (21,511)         (21,511)
Declared dividends to minority interest
   shareholder by El Brocal                                 (9,129)          (9,129)
Cumulative loss for translation of investment in
   affiliates note 8(a)                                          -         (121,293)
Net income                                                 173,742        1,311,423
                                                    --------------    -------------
Balance as of September 30, 2006                           183,762        3,981,899
                                                    ==============    =============

The accompanying notes are an integral part of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - See Note 19

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (unaudited)
For the three-month and nine-month periods ended September 30, 2005 and 2006

                                                      FOR THE THREE-MONTH                        FOR THE NINE-MONTH
                                                   PERIODS ENDED SEPTEMBER 30                PERIODS ENDED SEPTEMBER 30
                                             --------------------------------------    --------------------------------------
                                                2005          2006          2006          2005          2006          2006
                                             ----------    ----------    ----------    ----------    ----------    ----------
                                               S/(000)       S/(000)      US$(000)       S/(000)       S/(000)      US$(000)
                                                                          (Note 4)                                  (Note 4)
OPERATING ACTIVITIES
Collection from customers                       253,467       389,590       119,874       691,176     1,162,817       357,790
Collection of dividends                          43,645       426,635       131,272       172,825       686,505       211,232
Collection of royalties                          30,450        51,348        15,799       100,955       149,978        46,147
Recoveration of value added tax receivable       15,000         8,556         2,633        27,929        40,016        12,313
Collection of interest                            1,673         6,342         1,951         9,556        10,556         3,248
Payments to suppliers and third parties        (103,949)     (119,731)      (36,840)     (319,294)     (413,480)     (127,226)
Purchase of Gold Certificates                         -             -             -             -      (222,841)      (68,566)
Payments of exploration expenditures            (40,575)      (57,530)      (17,702)     (127,871)     (161,124)      (49,578)
Payments to employees                           (35,409)      (41,908)      (12,895)     (120,111)     (150,639)      (46,349)
Payments of income tax                          (16,673)      (51,686)      (15,903)      (62,517)     (130,910)      (40,280)
Payments of royalties                            (8,458)      (18,726)       (5,762)      (30,479)      (50,235)      (15,457)
Payments of interest                             (1,481)       (1,798)         (553)       (4,422)       (4,876)       (1,500)
                                             ----------    ----------    ----------    ----------    ----------    ----------
Net cash provided by operating activities       137,690       591,092       181,874       337,747       915,767       281,774
                                             ----------    ----------    ----------    ----------    ----------    ----------
INVESTING ACTIVITIES
Decrease (purchase) of  short term
  financial investments                               -      (168,592)      (51,874)       38,869      (171,882)      (52,887)
Purchase of plant and equipment                 (15,679)      (56,184)      (17,287)      (37,253)     (108,835)      (33,488)
Payments by purchase of investments in
  shares                                         (8,392)      (55,884)      (17,195)     (512,432)      (65,886)      (20,273)
Development cost expenditures                   (12,727)      (21,167)       (6,513)      (37,817)      (49,400)      (15,200)
Decrease (increase) on time deposits             10,395           100            31        24,255       (32,490)       (9,997)
Payments from derivative instruments
  settled, net                                   (4,372)       (2,022)         (622)      (17,579)      (14,843)       (4,567)
Proceeds from sale of plant and equipment             -           237            72         1,372           615           190
                                             ----------    ----------    ----------    ----------    ----------    ----------
Net cash used in investing activities           (30,775)     (303,512)      (93,388)     (540,585)     (442,721)     (136,222)
                                             ----------    ----------    ----------    ----------    ----------    ----------
FINANCING ACTIVITIES
Increase (decrease) of bank loans, net          (33,065)      (11,560)       (3,557)       19,049        22,521         6,930
Decrease of long-term debt                      (11,651)         (543)         (167)      (34,353)         (499)         (153)
Payments of dividends for minority
  interest shareholders                          (8,591)      (13,481)       (4,148)      (26,841)      (39,587)      (12,181)
Payments of dividends                                 -             -             -       (74,388)      (91,753)      (28,232)
                                             ----------    ----------    ----------    ----------    ----------    ----------
Net cash used in financing activities           (53,307)      (25,584)       (7,872)     (116,533)     (109,318)      (33,636)
                                             ----------    ----------    ----------    ----------    ----------    ----------
Net increase (decrease) in cash during
  the period                                     53,608       261,996        80,614      (319,371)      363,728       111,916
Cash at beginning of period                     217,628       433,834       133,487       590,607       332,102       102,185
                                             ----------    ----------    ----------    ----------    ----------    ----------
Cash at period-end, note 5                      271,236       695,830       214,101       271,236       695,830       214,101
                                             ==========    ==========    ==========    ==========    ==========    ==========

Translation of consolidated financial statements originally issued in Spanish - See Note 19

Consolidated Statements of Cash Flows (unaudited) (continued)

                                                          FOR THE THREE-MONTH                        FOR THE NINE-MONTH
                                                       PERIODS ENDED SEPTEMBER 30                PERIODS ENDED SEPTEMBER 30
                                                 --------------------------------------    --------------------------------------
                                                    2005          2006          2006          2005          2006          2006
                                                 ----------    ----------    ----------    ----------    ----------    ----------
                                                   S/(000)       S/(000)      US$(000)       S/(000)       S/(000)      US$(000)
                                                                              (Note 4)                                  (Note 4)
RECONCILIATION OF NET INCOME TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES
Net income                                          165,584       267,656        82,356       632,954     1,137,681       350,056
ADD (DEDUCT)
Minority interest                                    12,430        59,631        18,348        32,268       173,742        53,459
Depreciation and amortization                        21,090        22,873         7,038        60,098        68,505        21,078
Loss from change in the fair value of
  derivative instruments                             39,814           286            88        28,373        44,372        13,653
Amortization of development costs in
  operational mining sites                            6,475        12,398         3,815        22,061        35,534        10,933
Loss from change in the market value of gold
  certificates                                            -         5,734         1,764             -        28,161         8,665
Accrual for mine closing costs                            -        26,160         8,049             -        26,160         8,049
Exchange difference loss (gain), net                 (2,118)        4,708         1,449           (39)       26,931         8,286
Long-term officers' compensation                     14,380         1,702           524        14,380         8,043         2,475
Net cost of retired plant and equipment                 361         1,910           588         1,002         2,498           769
Accretion Expenses                                    2,152         1,351           416         4,100         1,511           465
Amortization of other assets                            249           225            69           745           673           207
Accrual for inventory obsolescence                    4,180             -             -         4,180             -             -
Share in affiliated companies, net of
  dividends                                        (142,162)      215,953        66,447      (327,016)     (201,574)      (62,023)
Realized income from sale of future
  production                                        (23,602)      (42,720)      (13,145)      (65,283)     (128,162)      (39,434)
Loss (gain) for deferred income tax and
  workers' profit sharing                               882            60            18       (44,561)      (64,720)      (19,914)
Loss from change in the market value of
  investment funds                                   (1,397)            -             -        (2,975)            -             -
Other                                                     -             -             -         2,382             -             -
NET CHANGES IN ASSETS AND LIABILITIES
  ACCOUNTS
Decrease (increase) of operating assets-
    Gold certificates                                     -             -             -             -      (222,841)      (68,566)
    Trade accounts receivable                        43,649        (7,133)       (2,195)       29,701       (48,585)      (14,949)
    Other accounts receivable                           884          (908)         (280)          177         3,432         1,056
    Accounts receivable from affiliates              (3,986)       15,661         4,819         2,974        19,606         6,033
    Inventories                                      (7,870)       (9,617)       (2,959)      (16,384)       (7,242)       (2,229)
    Prepaid tax and expenses                         12,517         2,076           639           731        (5,875)       (1,808)
Increase (decrease) of operating liabilities -
    Trade accounts payable                           (6,642)       (2,921)         (899)      (20,454)       12,736         3,919
    Other liabilities                                   820        16,007         4,925       (21,667)        5,181         1,594
                                                 ----------    ----------    ----------    ----------    ----------    ----------
Net cash provided by operating activities           137,690       591,092       181,874       337,747       915,767       281,774
                                                 ==========    ==========    ==========    ==========    ==========    ==========
TRANSACTION THAT DID NOT AFFECT CASH FLOWS:
Transfer from derivative instruments to
  deferred income from sale of future
  production                                             -             -             -       172,540       258,911        79,665
Increase of the book value of long-term
  assets                                                 -        62,847        19,338             -        62,847        19,338

Translation of consolidated financial statements originally issued in Spanish - See Note 19

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements (unaudited) As of September 30, 2005 and 2006

1.   BUSINESS ACTIVITY

     Compania de Minas Buenaventura S.A.A. (hereafter "Buenaventura" or "the Company") is a public company incorporated in 1953. It is engaged in the exploration (individually and in association with third parties), extraction, concentration and commercialization of polymetallic ores. The main activities are presented in note 2.

2.   INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

     PRESENTATION BASIS -

     The accompanying interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2006 have been prepared in conformity with IAS 34 "Interim Financial Reporting".

     The interim consolidated financial statements do not include all the information and disclosures required in the Company's annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2005.

     SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES -

     (a) The criteria and accounting basis used by Buenaventura and its subsidiaries in preparing the accompanying interim consolidated financial statements, are similar to those used in the preparation of the Company's annual consolidated financial statements, except for the adoption of the International Accounting Standards (IAS) revised and the new International Financial Reporting Standards (IFRS), effective in Peru since January 1st, 2006. The effect of the adoption of those standards is shown below:

          -    IAS 10, 16, 17, 24, 27, 32, 33, 39 (all revised in 2003), IAS 39
               (revised in 2004) and IFRS 1, 3, 4, 5 and 6 have not had a significant effect in the Company's accounting policies.

          - IAS 1 (revised in 2003) has mainly affected the presentation of the minority interest as part of the shareholders' equity, net.

          - In order to comply with IFRS 2 "Share-Based Payment", the Company has recorded in the "Other current liabilities" caption of the consolidated balance sheets, the obligations resulted from the stock appreciation rights programs based on the excess of future market value from a specific amount of company shares which are provisioned according to a fair value estimation of the liability. Until December 31, 2005, such compensation was recorded at its intrinsic value. The effect of the adoption of IFRS 2 would not be significant to the consolidated financial statements as of September 30, 2006.

Translation of consolidated financial statements originally issued in Spanish - See Note 19

Notes to the Interim Consolidated Financial Statements (unaudited) (continued)

          - In order to comply with IAS 8 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies" (revised in 2003), the Company had given retroactive effect to the change in the accounting principle related to the deferred stripping costs as of June 1st, 2005 (see note 3(b) of the 2005 consolidated audited report).

          - In order to comply with IAS 28 "Accounting for Investments in Associates" (modified in 2003), when an investment in an associate no longer meets the criteria to be recorded at its fair value, it should be recorded using the equity method with retroactive effects. The financial statements of prior years should be modified conveniently. Therefore, the investment in Cerro Verde has been recorded using the equity method with retroactive effects. See note 11(b).

          - Through Resolution N(degree)038-2005-EF/93.01 of February 3, 2006, Peruvian Accounting Standards Board (CNC in Spanish) approved to suspend until December 31, 2006 the mandatory application of the IAS 21 "Effect of the Variations in the Exchange Rates of Foreign Currencies" (revised in 2003), related to the identification and use of a functional currency. During the year, Company's management has made a new study of the principal economic environment in wich the Company and its subsidiaries produce and use currency. As a result, the Company's management has defined as of January 1st 2006 that its functional currency is the american dollar. This conclusion has been informed to the National Supervisory Commission of Companies and Values (CONASEV) as a significant matter. In December 2006, the Company's consolidated financial statements will be presented in american dollars, giving retroactive effect as of January 1st, 2006.

     (b) International Financial Reporting Standards recently issued - IFRS 7 - Financial Instruments: Disclosures -This standard has the purpose to provide the sufficient disclosures in the notes to the consolidated financial statements, which allow the users to evaluate the impact that the financial instruments have in the Company's financial position and performance, to understand the nature and scope of the Company's risks as a holder of this financial instruments and how Management controls these risks. This standard is in international force for the annual periods beginning after January 1st, 2007 and replaces the disclosures required by IAS 32. The use of this standard has not been approved in Peru yet.

     RECLASSIFICATIONS -

     The Company did not make significant reclassifications to its interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2006 and 2005.

Translation of consolidated financial statements originally issued in Spanish - See Note 19

Notes to the Interim Consolidated Financial Statements (unaudited) (continued)

     CONSOLIDATED SUBSIDIARIES -

     The interim consolidated financial statements include the financial statements of the following subsidiaries:

                                                           OWNERSHIP PERCENTAGES AS OF
                                                -------------------------------------------------
                                                   DECEMBER 31, 2005         SEPTEMBER 30, 2006
                                                -----------------------   -----------------------
SUBSIDIARIES                                      DIRECT      INDIRECT      DIRECT      INDIRECT
---------------------------------------------   ----------   ----------   ----------   ----------
                                                     %            %            %            %
Buenaventura Ingenieros S.A                         100.00            -       100.00            -

Compania de Exploraciones, Desarrollo e
  Inversiones Mineras S.A.C. - CEDIMIN               44.83        55.17        44.83        55.17
Compania Minera Condesa S.A                          99.99            -        99.99            -

Compania Minera Colquirrumi S.A                      90.00            -        90.00            -
Consorcio Energetico de Huancavelica S.A             99.99         0.01        99.99         0.01
Contacto Corredores de Seguros S.A                       -        99.99            -        99.99

Inversiones Colquijirca S.A                          61.42            -        61.42            -

Inversiones Mineras del Sur S.A. (a)                 78.04            -        78.04        21.96
Minas Conga S.R.L                                        -        60.00            -        60.00
S.M.R.L. Chaupiloma Dos de Cajamarca                 20.00        40.00        20.00        40.00

Minera La Zanja S.R.L                                53.06            -        53.06            -

Minas Poracota S.A. (b)                              50.00            -        75.00            -

Minera Minasnioc S.A.C                               60.00            -        60.00            -

SUBSIDIARIES                                                     BUSINESS ACTIVITY
-------------------------------------------      --------------------------------------------------
Buenaventura Ingenieros S.A.                     Provides advisory and engineering services related
                                                 to the mining industry.

Compania de Exploraciones, Desarrollo e          Extraction, concentration and commercialization of
  Inversiones Mineras S.A.C. - CEDIMIN           dore and concentrates.  Holds investments in
                                                 S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga
                                                 S.R.L. and other affiliated companies engaged in
                                                 mining activities.

Compania Minera Condesa S.A.                     Holds investments in Yanacocha, Buenaventura, and
                                                 other affiliated companies engaged in mining
                                                 activities.

Compania Minera Colquirrumi S.A.                 Exploration of polymetallic ores.

Consorcio Energetico de Huancavelica S.A.        Provides electric power.

Contacto Corredores de Seguros S.A.              Placement of insurance contracts and
                                                 administrative and technical services in insurance
                                                 matters.

Inversiones Colquijirca S.A.                     Extraction, concentration and commercialization of
                                                 polymetallic ores, principally zinc and
                                                 lead, through its subsidiary Sociedad
                                                 Minera El Brocal S.A.A.

Inversiones Mineras del Sur S.A. (a)             Extraction, concentration and commercialization of
                                                 gold bars and concentrates.

Minas Conga S.R.L.                               Owner of mining rights.

S.M.R.L. Chaupiloma Dos de Cajamarca             Owner of the mining concessions explored and
                                                 exploited by Yanacocha.

Minera La Zanja S.R.L.                           Prospection, exploration and exploitation of
                                                 mineral rights.  Currently is engaged in
                                                 exploration activities.

Minas Poracota S.A. (b)                          Prospection, exploration and exploitation of
                                                 mineral rights.  Currently is engaged in
                                                 exploration activities.

Minera Minasnioc S.A.C.                          Prospection, exploration and exploitation of
                                                 mineral rights.  Currently is engaged in
                                                 exploration activities.

(a) On August 26, 2006 Inversiones Mineras del Sur S.A. (INMINSUR) acquired 100% of the outstanding shares of Brandon Properties S.A. (BRANDON) capital stock, who was the owner of 21.96% of INMINSUR's capital stock, in exchange for a payment of S/55,879,000. As a result, the Company has provisionally recognized a mining concession of S/37,668,000, wich is included in the property, plant and equipment caption of the consolidated balance sheets as an amount paid in excess of the fair value of INMINSUR's net assets. Consequently, Buenaventura has obtained a 100% indirect control of INMINSUR's common shares. In the Shareholder's meeting of INMINSUR celebrated on August 31, 2006, the Company agreed the merger by absorption of BRANDON, with effective date September 1st, 2006, which was dissolved but not liquidated. See note 18(a).

(b) Effective December 30, 2005 and January 2, 2006, Buenaventura acquired 50% and 25% of the capital stock of Minas Poracota S.A. (Poracota), respectively, in exchange for a payment of US$4,501,000. According to the Shareholders'agreement signed with Teck Cominco Peru S.A. (hereafter
     "Teck Cominco"), if a preliminary study to be prepared by Teck Cominco and Buenaventura, indicates that there is a probability of obtaining a production greater than 300,000 ounces of gold per year, Teck Cominco will have the right to recover its position as the owner of the 50% of the capital stock of Poracota and to be the operator of the project. To this effect, Teck Cominco will prepare a feasibility study with a production of 300,000 ounces of gold, assuming the cost of this study. If the project were a smaller one, Buenaventura can opt for buying the remaining 25% of the capital stock of Poracota for US$2,250,000. See note 18(b).

Translation of consolidated financial statements originally issued in Spanish - See Note 19

Notes to the Consolidated Financial Statements (unaudited) (continued)

3.   SEASONALITY OF OPERATIONS

     The Company and its subsidiaries operate continuously without alterations due to seasonality.

4. CONVENIENCE TRANSLATION OF PERUVIAN NUEVOS SOLES AMOUNTS INTO U.S. DOLLAR AMOUNTS

     The interim consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollar amounts are included solely for the reader's convenience, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at September 30, 2006 (S/3.250 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. dollars at the foregoing or any other exchange rate.

5.   CASH AND CASH EQUIVALENTS

     (a)  This item is made up as follows:

                                                                AS OF DECEMBER   AS OF SEPTEMBER
                                                                   31, 2005          30, 2006
                                                               ---------------   ---------------
                                                                   S/(000)           S/(000)
Cash                                                                     1,080             2,564
Demand deposit and saving accounts                                      79,049            73,864
Time deposits (b)                                                      251,973           511,012
Liquid funds (c)                                                             -            65,006
Commercial papers (d)                                                        -            43,384
                                                               ---------------   ---------------
Cash balances included in the consolidated statements of
  cash flows                                                           332,102           695,830
Time deposits with an original maturity of more than 90
 days (e)                                                                    -            32,490
                                                               ---------------   ---------------

                                                                       332,102           728,320
                                                               ===============   ===============

     (b) As of September 30, 2006, it corresponds principally to time deposits in foreign currency for US$139,739,000 (454,012,000 Peruvian Nuevos soles) and in local currency for S/57,000,000 with annual interest rates ranging from 4.65 % to 5.10% and maturities from 30 to 90 days.

     (c) On september 12, 2006 the Company invested a total amount of US$20,000,000 in a structured liquidity fund operated by Lehman Brothers american merchant bank. The fund is conformed by a high quality and non current assets diversified portfolio, focused mainly in capital conservation and in assure immediate cash. The fund maintains investments on time deposits, deposits certificates, floating rate notes, report operations, government protected assets and others, and does not specify a maturity date. The quota value of the fund is constant and the capital gains are collected in the next month of its generation. The annual average return of the fund is approximately 5.10%.

Translation of consolidated financial statements originally issued in Spanish - See Note 19

Notes to the Interim Consolidated Financial Statements (unaudited) (continued)

     (d) As of September 11, 2006, The Company acquired short term commercial papers, emitted by nine foreign companies, with a risk rate of A-. These commercial papers, which nominal value is US$13,500,000, expire in December 2006 and generate annual interest rates ranging from 4.90% and 5.00%. The price paid for its acquisition amounted to US$13,332,000 (S/43,355,000) and their market quotation as of September 30, 2006 was US$13,353,000 (S/43,384,000).

     (e) As of September 30, 2006 it corresponds to a time deposit for US$10,000,000 (S/32,490,000), with an annual interest rate of 5.22%
          and expiration date in October 2006.

6.   GOLD CERTIFICATES

     In May 2006, the Company acquired one million participations of an Exchange Traded Fund called "Gold ETF" which is endorsed by the World Gold Council, equivalent to 100,000 gold ounces, for cost per unit of US$68.07. These gold certificates have been allocated as financial investments maintained at fair value with changes on results, according to the management intention at the purchase date. As of September 30, 2006 the market value of the Gold ETF was US$59,470,000 or S/193,218,000 (US$59.47 per each participation). As a result, the Company has recognized a loss of S/28,161,000, which is presented in the caption "Loss from change in the market value of exchange traded funds" in the consolidated statements of income.

7.   SHORT TERM FINANCIAL INVESTMENTS

     (a) The Company's Management has decided to invest its cash surplus into financial assets that have been allocated as available-for-sale investments. These investments are updated to the market value based on the quotes set in the market or, if a quoted market price is not available, on discounted cash flows, recognizing the value changes in the consolidated statements of changes in shareholder's equity.
          For the nine-month period ended September 30, 2006 the Company has recognized an investment increase of S/4,165,000, credited in the shareholder's equity net, to convert the investments to its fair value as of September 30, 2006.

Translation of consolidated financial statements originally issued in Spanish - See Note 19

Notes to the Interim Consolidated Financial Statements (unaudited) (continued)

           The detail of available for-sale investments is as follows:

                                                                AS OF DECEMBER   AS OF SEPTEMBER
                                                                   31, 2005          30, 2006
                                                               ---------------   ---------------
                                                                   S/(000)           S/(000)
Mixed  Investment  Funds with Variable  Income (b)                      52,884            57,018
Fixed income mutual funds (c)                                                -            38,974
Constructed notes (d)                                                        -           129,960
                                                               ---------------   ---------------
                                                                        52,884           225,952
                                                               ===============   ===============

     (b) As of September 30, 2006, the Company maintains the Mixed Investment Funds with Variable Income under the supervision of Compass Group Administrator Society of Funds of Investment S.A. and ING Funds Administrator Society of Mutual Founds S.A.C for S/53,664,000 (S/52,884,000 as of December 31, 2005) and S/3,354,000, respectively.

     (c) The detail of fixed income mutual funds, constituted on September 11, 2006, is as follows:

ENTITY                                                               RATE         NOMINAL VALUE
------------------------------------------------------------   ---------------   ---------------
                                                                      %                US$

Franklin Templeton Global Bond (c.1)                                      5.91         6,000,000
Morgan Stanley US Bond (c.2)                                              5.74         6,000,000
                                                                                 ---------------
                                                                                      12,000,000
                                                                                 ===============

          (c.1) This Fund is composed by Global Bonds emitted by different governments with a risk rate average of A+ and has an average term of 2.5 years. In the Company's Management opinion, this Fund is highly liquid.

          (c.2) This Fund is composed by financial instruments issued in U.S. dollars with risk rate A or superior, and has an average term of 4.1 years. In the Company's Management opinion, this Fund is highly liquid.

                 The fair value of the fixed income mutual funds is based on its market value at September 30, 2006 and amounts to US$11,996,000(S/38,974,000).

Translation of consolidated financial statements originally issued in Spanish - See Note 19

Notes to the Interim Consolidated Financial Statements (unaudited) (continued)

     (d) On September 1st, 2006, The Company invested US$ 40,000,000 (S/129,640,000) in constructed notes emitted by The Deutsche Bank, with risk rate of AA/Aa3 and final expiration date on March 2008. It generates a variable interest rate settled at the beginning of each ninety-day period based on the higher of American treasury bonds interest rate for 2.5 or 10 years. The interests are collected at the end of each period. For the current period (September-December 2006) the interest rate is 4.83%.

8.   INVESTMENTS IN SHARES

     (a)  This item is made up as follows:

                                                  EQUITY OWNERSHIP                   AMOUNT
                                            ---------------------------   ---------------------------
                                                AS OF          AS OF          AS OF          AS OF
                                            DECEMBER 31,   SEPTEMBER 30,  DECEMBER 31,   SEPTEMBER 30,
                                                2005           2006           2005           2006
                                            ------------   ------------   ------------   ------------
                                                  %              %           S/(000)        S/(000)
EQUITY METHOD INVESTMENTS
Minera Yanacocha S.R.L
  Equity share                                     43.65          43.65      1,714,424      1,615,766
  Amount paid in excess of fair value of
   assets and liabilities, net                                                  94,245         87,029
                                                                          ------------   ------------
                                                                             1,808,669      1,702,795
                                                                          ------------   ------------
Sociedad Minera Cerro Verde S.A
  Equity share                                    18.299          18.50        491,933        683,046
  Amount paid in excess of fair value of
   assets and liabilities, net                                                 197,754        196,890
                                                                          ------------   ------------
                                                                               689,687        879,936
                                                                          ------------   ------------

INVESTMENTS CARRIED AT FAIR VALUE
Ferrovias Central Andino S.A                       10.00          10.00          2,207          2,207
Other                                                                            1,531          1,584
                                                                          ------------   ------------
                                                                                 3,738          3,791
                                                                          ------------   ------------
Other                                                                              173          5,322
                                                                          ------------   ------------
                                                                             2,502,267      2,591,844
                                                                          ============   ============

Translation of consolidated financial statements originally issued in Spanish - See Note 19

Notes to the Interim Consolidated Financial Statements (unaudited) (continued)

          The increase in the investment in shares' balance from December 31, 2005 to September 30, 2006 is due to the following:

                                                                              S/(000)
Share in the results of affiliates                                             888,079
Dividends received from Minera Yanacocha S.R.L., note 14(b)                   (686,505)
Cumulative translation loss from U.S. dollar to Peruvian Nuevos soles from investments in Minera Yanacocha S.R.L. and in Sociedad Minera Cerro
 Verde S.A.A.                                                                 (121,293)
Acquisition of additional shares in Sociedad Minera Cerro Verde S.A.A.          10,002
Other                                                                             (706)
                                                                             ---------
                                                                                89,577
                                                                             =========

     (b)  The detail of share in affiliated companies is as follows:

                                       FOR THE THREE - MONTH           FOR THE NINE - MONTH
                                      PERIOD ENDED SEPTEMBER 30,     PERIOD ENDED SEPTEMBER 30,
                                     ----------------------------   ----------------------------
                                         2005            2006           2005            2006
                                     ------------    ------------   ------------    ------------
                                        S/(000)         S/(000)        S/(000)         S/(000)
Minera Yanacocha S.R.L.                   161,193         135,038        451,427         673,648
Sociedad Minera Cerro Verde S.A.A.         29,386          73,319         55,006         208,525
Other                                      (4,772)          2,325         (6,592)          5,906
                                     ------------    ------------   ------------    ------------
                                          185,807         210,682        499,841         888,079
                                     ============    ============   ============    ============

     The increase in the results of affiliated companies is mainly due to increased related to sales by higher production levels, higher ore grades and higher internationals prices of the commercialized metals and/or concentrates.

9.   PROPERTY, PLANT AND EQUIPMENT, NET

     During the nine-month period ended September 30, 2006, the Company acquired property, plant and equipment for S/108,835,000 (S/37,253,000 for the nine-month period ended September 30, 2005), related mainly to the cyanidation project in the mining unit of Uchucchacua and to the building of a copper flotation process in the Marcapunta Norte project of Sociedad Minera El Brocal S.A.A. (El Brocal).

     During the third trimester of 2006, Buenaventura and El Brocal completed its study of the Mine Closure Plan for their mining units, in accordance with the ruling of Law N(degree) 28090 (law that regulates the mine's activities obligations that the titular holders must do follow). As a consequence of the revision of the initial estimates, Buenaventura and El Brocal determined changes in the fair value of the obligation for an amount of S/89,007,000, from which S/62,847,000 was recorded as an increase to the book value (Colquijirca, Orcopampa and Uchuchacua mining units) and S/26,160,000 (corresponding to Julcani and Recuperada mining units) was charged in the Other, net caption of the consolidated statements of income.

Translation of consolidated financial statements originally issued in Spanish - See Note 19

Notes to the Interim Consolidated Financial Statements (unaudited) (continued)

     Company's management expects to complete the Mine Closure Plan studies for the rest of their mining units by the end of the year 2006.

10.  BANK LOANS

     During the second quarter of 2006, Consorcio Energetico de Huancavelica S.A. borrowed US$10,000,000 from BBVA Banco Continental for working capital. The loans bears annual interest of 6.47 percent and its maturity date in October, 2006.

11.  SHAREHOLDERS' EQUITY

     (a)  Declared dividends -

          The information about declared and paid dividends as of September 30, 2006 and 2005 is as follows:

                                                       DECLARED      DIVIDENDS
MEETING/BOARD                           DATE           DIVIDENDS     PER SHARE
--------------------------------   --------------    ------------   ------------
                                                          S/             S/
DIVIDENDS 2005
Mandatory annual shareholder's
 meeting                           March 31, 2005      80,623,000           0.58
Less - Dividends paid to Condesa                       (6,235,000)
                                                     ------------
                                                       74,388,000
                                                     ============
DIVIDENDS 2006
Mandatory annual shareholder's
 meeting                           March 30, 2006      99,451,000           0.72
Less - Dividends paid to Condesa                       (7,698,000)
                                                     ------------
                                                       91,753,000
                                                     ============

     (b) As explained in note 2(a), with the purpose of making comparative the consolidated financial statements reported for the three-month and nine-month periods ended September 30, 2005, the Company made the following changes:

          - Has given retroactive effect as of January 1st, 2005 to the change in accounting principle due to stripping costs, recorded in June 2005.

Translation of consolidated financial statements originally issued in Spanish - See Note 19

Notes to the Interim Consolidated Financial Statements (unaudited) (continued)

          - Has given retroactive effect as of January 1st, 2005 to the recognition of the investment in Cerro Verde under the equity method, made in December 2005.

12.  DEFERRED INCOME TAX AND WORKERS' PROFIT SHARING ASSET, NET

     The deferred income tax and workers' profit sharing asset mainly includes an effect of S/292,529,000 from the deferred revenue from sale of future production and of S/15,052,000 from the officers' compensation accrual (S/245,982,000 and S/12,796,000 as of December 31, 2005, respectively). The increase of the effect in the deferred revenue from sale of future production is directly related with the modification from gold derivative instruments contracts to normal sale contracts, explained in the note 16.

     The current and deferred amounts of tax and workers' profit sharing expenses presented in the consolidated statements of income for the nine-month period ended September 30, 2005 and 2006 consist of:

                                 2005          2006
                              ----------    ---------
                                S/(000)       S/(000)

WORKERS' PROFIT SHARING
Current                          (12,038)      (39,032)
Deferred                          10,014        14,544
                              ----------    ----------
                                  (2,024)      (24,488)
                              ==========    ==========
INCOME TAX
Current                          (71,331)     (174,222)
Deferred                          34,547        50,176
                              ----------    ----------
                                 (36,784)     (124,046)
                              ==========    ==========

13.  NET SALES AND COSTS OF OPERATIONS

     During the nine-month period ended September 30, 2006, sales increased by approximately 83 percent compared to the nine-month period ended September 30, 2005 mainly due to: (i) increase in silver and zinc prices, (ii) higher silver grades in Sociedad Minera El Brocal S.A.A. and (iii) higher production of gold and silver. See note 17.

     As well, the operating costs increased by approximately 35 percent compared to the nine-month period ended September 30, 2005 primarily due to higher production of gold and silver. See note 17.

Translation of consolidated financial statements originally issued in Spanish - See Note 19

Notes to the Interim Consolidated Financial Statements (unaudited) (continued)

14.  TRANSACTIONS WITH AFFILIATED COMPANIES

     (a) As a result of the transactions presented in the paragraph below, the Company has the following accounts receivable from affiliated companies:

                                  AS OF           AS OF
                               DECEMBER 31,   SEPTEMBER 30,
                                   2005           2006
                               ------------   ------------
                                  S/(000)        S/(000)
Minera Yanacocha S.R.L.              65,666          45,320
Others                                  372           1,142
                               ------------   -------------
                                     66,038          46,462
                               ============   =============

     (b) The Company had the following transactions with its affiliated companies:

          S.M.R.L. CHAUPILOMA DOS DE CAJAMARCA ("CHAUPILOMA") -

          Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. During the three-month and nine-month periods ended September 30, 2006, the royalties earned amounted to S/36,221,000 and S/129,030,000, respectively (S/34,622,000 and
          S/98,546,000 for the three-month and nine-month periods ended September 30, 2005) and are presented as "royalties income" in the consolidated statements of income.

          COMPANIA MINERA CONDESA S.A. ("CONDESA") -

          During the three-month and nine-month periods ended September 30, 2006 Yanacocha paid cash dividends to Condesa of S/426,635,000 and S/686,505,000 (S/43,645,000 and S/128,933,000 for the three-month and nine-month periods ended September 30, 2005).

          SOCIEDAD MINERA CERRO VERDE S.A.A. ("CERRO VERDE") -

          During the nine-month periods ended September 30, 2005 Buenaventura received cash dividends from Cerro Verde for S/43,892,000.

          BUENAVENTURA INGENIEROS S.A. ("BISA") -

          Since March 2002, Buenaventura Ingenieros S.A. enters into annual master agreements with Yanacocha to perform functions related to planning, monitoring and administrating the infrastructure projects, as well as analysis, studies and work plan design required by Yanacocha in its operations. On January 1st, 2005 these entities signed the service contract GEN-005/05 effective for a period of two years.

Translation of consolidated financial statements originally issued in Spanish - See Note 19

Notes to the Interim Consolidated Financial Statements (unaudited) (continued)

          For the three-month and nine-month periods ended September 30, 2006, the revenues related to this service contract amounted to approximately S/4,144,000 and S/12,384,000, respectively (S/933,000 and S/8,735,000 for the three-month and nine-month periods ended September 30, 2005), and are presented in the caption "net sales" of the consolidated statements of income.

          CONSORCIO ENERGETICO DE HUANCAVELICA S.A. ("CONENHUA") -

          In November 2001, Conenhua signed with Yanacocha a 10-year agreement covering electric energy transmission and infrastructure operation, Yanacocha will pay an annual fee of US$3.7 millions. During the three-month and nine-month periods ended September 30, 2006, the fees amounted to approximately S/3,137,000 and S/9,511,000 (S/3,194,000 and S/9,496,000 for the three-month and nine-month periods ended September 30, 2005, respectively) and are presented in the caption "net sales" of the consolidated statements of income.

15.  EXTRAORDINARY AND TEMPORAL ECONOMIC CONTRIBUTION

     Peruvian Government and the mining companies are evaluating the realization of an extraordinary temporal economic contribution, designated to the execution of a mIning program "Value and well being for Peru", to promote the well being and social development for the country. The magnitud and opportunity of this possible economic contribution are in process of contractual definition with Peruvian Government.

16.  NORMAL SALE CONTRACTS OF GOLD -

     In 2006, Buenaventura changed the nature of its gold derivative contracts as of December 31, 2005 in order to qualify them as normal sale contracts. In previous years, the Company made similar modifications. As a consequence, the Company does not maintain gold derivative contracts as of September 30, 2006. As well, silver derivative contracts expired in August 2006.

Translation of consolidated financial statements originally issued in Spanish - See Note 19

Notes to the Interim Consolidated Financial Statements (unaudited) (continued)

     Movement of the deferred income from sale of future production for the three-month and nine-month periods ended September 30, 2006, is shown bellow:

                                                                                DEFERRED
                                                                              INCOME FROM
                                                         COMMITTED OUNCES    SALE OF FUTURE
                                                              OF GOLD          PRODUCTION
                                                         ----------------    ---------------
                                                                                 S/(000)
Beginning balance                                               1,981,000            720,870
Transfer from derivative instruments to deferred
 income from sale of future production                            340,000            258,911
Realized income from sale of future production                   (291,000)          (128,162)
                                                         ----------------    ---------------
Ending balance                                                  2,030,000            851,619
Less- Non - current portion                                    (1,657,000)          (699,447)
                                                         ----------------    ---------------
                                                                  373,000            152,172
                                                         ================    ===============

     As of September 30, 2006 Buenaventura is committed to sell 2,030,000 ounces of gold at prices ranging up to US$451 per ounce until October 2012.

17.  STATISTICAL DATA

     Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three-month and nine-month periods ended September 30, 2005 and 2006 are as follows:

     (a)  Volumes sold:

                                     FOR THE THREE-MONTH PERIOD       FOR THE NINE-MONTH PERIOD
                                         ENDED SEPTEMBER 30,             ENDED SEPTEMBER 30,
                                     ---------------------------   -------------------------------
                                         2005           2006            2005             2006
                                     ------------   ------------   --------------   --------------
Gold                                    81,371 Oz      98,908 Oz       258,610 Oz       316,542 Oz
Silver                               3,717,667 Oz   4,668,163 Oz    10,498,423 Oz    13,110,581 Oz
Lead                                     7,283 TM       7,646 TM        21,182 TM        22,865 TM
Zinc                                    13,636 TM      13,707 TM        37,349 TM        40,931 TM
Copper                                      43 TM          19 TM           106 TM            81 TM

Translation of consolidated financial statements originally issued in Spanish - See Note 19

Notes to the Interim Consolidated Financial Statements (unaudited) (continued)

     (b)  Average sale prices:

                                     FOR THE THREE-MONTH PERIOD       FOR THE NINE-MONTH PERIOD
                                         ENDED SEPTEMBER 30,             ENDED SEPTEMBER 30,
                                     ---------------------------   -------------------------------
                                         2005           2006            2005             2006
                                     ------------   ------------   --------------   --------------
Gold                                    353.97/Oz      344.58/Oz        363.70/Oz        358.49/Oz
Silver                                    7.07/Oz       11.50/Oz          7.05/Oz         11.50/Oz
Lead                                    899.18/TM    1,159.12/TM        933.69/TM      1,116.27/TM
Zinc                                  1,199.70/TM    3,333.09/TM      1,232.47/TM      3,006.87/TM
Copper                                3,729.93/TM    7,676.79/TM      3,439.67/TM      7,088.41/TM

18.  LATER EVENTS

     (a) On October 6, 2006 Buenaventura's Board of Directors approved the merger by absortion of INMINSUR. Company's management expects that this merger is going to be effective during 2006.

     (b) On October 10, 2006 the Company's Management accepted the decision of Teck Cominco Peru S.A. to sell outstanding shares equivalent to 25% of Minas Poracota S.A. capital stock. The Company will pay a total amount of US$2,250,000 for the shares, as a consequence it will be the owner of 100% of Minas Poracota S.A. shares.

19.  EXPLANATION ADDED FOR ENGLISH LANGUAGE TRANSLATION

     The accompanying consolidated financial statements are presented based on accounting basis generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Compania de Minas Buenaventura S.A.A.


                                           /s/ CARLOS E. GALVEZ PINILLOS
                                           -------------------------------------
                                           Carlos E. Galvez Pinillos
                                           Chief Financial Officer

Date:  November 3, 2006